EXHIBIT (d)(2)(E)

Ameritas Life Insurance Corp.

Lincoln, Nebraska

GUARANTEED INSURABILITY RIDER

BENEFIT. On each option date while this rider is in force, you may increase the specified amount by the benefit amount of this rider shown on the policy schedule. No evidence of insurability will be required. The option dates will be the annual dates nearest the insured's 25th, 28th, 31st, 34th, 37th and 40th birthdays.

ADVANCING OF OPTION DATES. You may elect to advance the next option date when one of these events happen:

(1)	the date of the insured's marriage; or
(2)	the date of the live birth of a child of the insured's marriage; or
(3)	the date of legal adoption by the insured of a child under 18 years of age.

The date the increase in coverage will take effect will be the third monthly date after the event. If more than one child is born or adopted on the same date, an option date will be advanced with respect to each child. An advanced option date will replace the next regular option date. At no time may the total number of options that are elected be more than the number of option dates that occur after the effective date of this rider.

OTHER RIDERS. You may increase the monthly total disability benefit that is provided by this policy, if any, on an option date in the same proportion as the specified amount increase that is elected under this rider.

If on an option date premiums are being credited under the terms of a Total Disability Benefit Rider, we will automatically increase the specified amount of insurance for the insured by the benefit amount of this rider. We will also increase the monthly total disability benefit in the same proportion.

You may increase the accidental death benefit that is provided by this policy, if any, on an option date in the same proportion as the specified amount increase elected under this rider, provided that the total amount of accidental death benefit for all policies issued by us on the insured's life does not exceed $150,000.

OPTION PERIOD. The option period for an option date begins 60 days before and ends 31 days after that date. The option period for an option date that has been advanced begins on the date of any occasion in the ADVANCING OF OPTION DATES section and ends 91 days after that date.

AUTOMATIC TERM INSURANCE. We will provide free term insurance on the life of the insured for the option period of an available option date caused by marriage, birth, or adoption of a child. The insurance is not payable if the insured dies by suicide, while sane or insane. The amount will be equal to the option amount. This insurance will expire on the day before the third monthly date after the marriage, birth or adoption.

If the specified amount is reduced below the benefit amount of this rider, the benefit amount will be changed to the reduced specified amount. The monthly cost for this rider will also be reduced.

TERMINATION. This rider will terminate:

(1)	when the policy terminates; or
(2)	on the first monthly date after you give us written notice; or
(3)	on the expiry date shown on the policy schedule.

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REINSTATEMENT. Within five years after your rider terminates, you may put this rider back in force by written notice to us if:

(1) the policy is in force; and

(2) you provide us with evidence of insurability; and

(3) enough premium is paid to keep this rider in force for three months.

CONTRACT. This rider is made a part of the policy. It is based on the application and any supplemental applications for this rider.

MONTHLY COST OF BENEFIT. We will deduct the monthly cost for this rider until it terminates.

RIDER SPECIFICATIONS. The effective date, benefit amount and monthly cost for this rider are shown on the policy schedule.

AMERITAS LIFE INSURANCE CORP.

Secretary	President

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